


06012808

April 21, 2006

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

SUPPL

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Dividend Reinvestment Plan
DRP Allocation Price – Correction
Earnings Update
Appendix 3B
Change of Director's Interest Notice
Change of Director's Interest Notice

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,


SEC MAIL
RECEIVED
PROCESSING
APR 24 2006
WASH. D.C.
209
SECTION

F. Moratti

Frank Moratti
Company Secretary



SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

10 April 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

Sims Group Limited - Dividend Reinvestment Plan ("DRP")

Sims Group advises that the Allocation Price to apply to the DRP for the fiscal 06 interim dividend payable on 13 April 2006 is $17.94.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary


SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH. D.C.
209
SECTION

Exemption No 82-3838



SIMS GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

11 April 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

Sims Group Limited - Dividend Reinvestment Plan ("DRP") - Correction

Sims Group advises that the Allocation Price to apply to the DRP for the fiscal 06 interim dividend payable on 13 April 2006 is $17.49, not $17.94 as reported yesterday.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary


SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH, D.C.
209
SECTION

Exemption No 82-3838



SIMS|GROUP

ASX & MEDIA ANNOUNCEMENT (ASX CODE: SGM) 19 April 2006

EARNINGS UPDATE

Sims Group announced today that, as a result of a strong trading performance in March and a weaker Australian dollar, Profit after Tax for the third Quarter Fiscal 2006 ending 31 March 2006 (to be announced on 28 April 2006) will be stronger than previous guidance and will be in the range of $47 - 51 million.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 65% of its revenue from international operations in the United Kingdom, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover exceeding A$3.5 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM).

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	856,529
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A


SEC MAIL
RECEIVED
PROCESSING
APR 24 2006
WASH, D.C.
209
SECTION

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$17.49 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities under dividend reinvestment plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 April 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	124,460,649	Fully paid ordinary shares


SEC MAIL
RECEIVED
PROCESSING
APR 2 4 2006
WASH. D.C.
209
SECTION

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: +Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

    - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

    - There is no reason why those +securities should not be granted +quotation.

    - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

      Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

    - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: 

Company secretary

Date: 21 April 2006

Print name: FRANK MORATTI

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity SIMS GROUP LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN L. NEU
Date of last notice	7 November 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Trust Created under Article Seventh of the Will of Hugo Neu for the Primary Benefit of the Family of John L Neu, The John L Neu Trust No.1 and The John L Neu Trust No.2, and John L. Neu, in his capacity as voting trustee of each of the foregoing trusts (collectively, **Hugo Neu Trusts**). Hugo Neu Trusts control Hugo Neu Corporation (**HNC**). Accordingly, under section 608(3) of the Corporations Act 2001 (Cth), Hugo Neu Trusts have the same relevant interest in shares held by HNC in the entity.

+ See chapter 19 for defined terms.

Date of change	13 April 2006
No. of securities held prior to change	32,137,071 ordinary shares
Class	Ordinary shares
Number acquired	126,853 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.49 per share
No. of securities held after change	32,263,924 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity SIMS GROUP LIMITED
ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY NORMAN BRUNSDON
Date of last notice	27 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Nil
Date of change	13 April 2006
No. of securities held prior to change	3,250 ordinary shares
Class	Ordinary shares
Number acquired	62 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.49 per share
No. of securities held after change	3,312 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.